GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three and six months ended June 30, 2023 and 2022

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2023 AND DECEMBER 31, 2022
(In thousands of United States Dollars)

		June 30, 2023	December 31, 2022
	Note	$	$
Assets
Current assets
Cash and cash equivalents		55,503	56,111
Receivables		22	54
Receivable due from related party	4	473	1,684
Prepaid expenses and deposits		430	756
		56,428	58,605
Non-current assets
Financial assets	5	71,577	66,809
Investment in joint venture	6	74,462	54,148
Right-of-use asset		225	277
Property, plant and equipment		70	55
		146,334	121,289
Total assets		202,762	179,894

Liabilities
Current liabilities
Accounts payable and accrued liabilities		4,659	4,330
Payable due to related party	4	3,107	1,364
Lease liability		120	110
		7,886	5,804
Non-current liabilities
Long-term incentive plan liabilities	8	73	195
Lease liability		141	204
		214	399

Total liabilities		8,100	6,203

Equity
Share capital	7	579,591	579,591
Equity reserves	8	52,515	51,998
Accumulated deficit		(437,444)	(457,898)
Total equity		194,662	173,691

Total liabilities and equity		202,762	179,894

Commitments and contingencies	9

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Six months ended
		June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	Note	$	$	$	$

Share of net income related to joint venture	6	11,007	-	20,314	-
Service fee earned as operators of joint venture	4	1,418	1,307	2,836	2,614
General and administrative expenses	10	(3,148)	(2,004)	(6,998)	(4,756)
Exploration and evaluation expenditures	11	(472)	(55)	(1,885)	(192)
Income (loss) from operations and joint venture		8,805	(752)	14,267	(2,334)

Finance income	12	3,133	13,337	6,149	13,380
Finance expense		(6)	(7)	(12)	(16)
Foreign exchange gain (loss)		29	(12)	50	(1)
Net income and comprehensive income for the period		11,961	12,566	20,454	11,029

Weighted average number of shares outstanding:
Basic	13	224,943,453	224,943,453	224,943,453	224,943,453
Diluted	13	225,292,468	224,943,453	224,968,681	224,943,453

Net income per share:
Basic		0.05	0.06	0.09	0.05
Diluted		0.05	0.06	0.09	0.05

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands of United States Dollars, except for number of common shares)

		Number of		Equity	Accumulated
		shares	Share capital	reserves	deficit	Total equity
	Note		$	$	$	$
Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763
Share-based compensation expense	8(a)	-	-	(341)	-	(341)
Net income and comprehensive income for the period		-	-	-	11,029	11,029
Balance as at June 30, 2022		224,943,453	579,591	51,538	(487,678)	143,451

Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	173,691
Share-based compensation expense	8(a)	-	-	517	-	517
Net income and comprehensive income for the period		-	-	-	20,454	20,454
Balance as at June 30, 2023		224,943,453	579,591	52,515	(437,444)	194,662

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In thousands of United States Dollars)

		Three months ended		Six months ended
		June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	Note	$	$	$	$
Operating activities:
Net income for the period		11,961	12,566	20,454	11,029
Adjustments for:		(11,007)		(20,314)
Share of net income related to joint venture	6		-		-
Depreciation		36	37	72	74
Share-based compens ation	8,10	893	(188)	2,490	(370)
Finance income	12	(3,133)	(13,337)	(6,149)	(13,380)
Finance expense		4	6	9	13
Unrealized foreign exchange (gain) loss		(13)	8	(3)	29
Operating cash flow before working capital changes		(1,259)	(908)	(3,441)	(2,605)
Change in non-cash working capital	14	(118)	3,473	1,521	2,005
Cash (used in) provided by operating activities		(1,377)	2,565	(1,920)	(600)

Investing activities:		708		1,381
Interest received			123		166
Expenditures on property, plant and equipment		(5)	-	(34)	(1)
Cash provided by investing activities		703	123	1,347	165

Financing activities:		(31)		(62)
Office lease payments			(33)		(67)

Impact of foreign exchange on cash and cash equivalents		35	(34)	27	(14)

(Decrease) increase in cash and cash equivalents during the period		(670)	2,621	(608)	(516)
Cash and cash equivalents, beginning of period		56,173	50,384	56,111	53,521
Cash and cash equivalents, end of period		55,503	53,005	55,503	53,005

Supplemental cash flow information	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements (see note 6). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of four main open- pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2022.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on August 2, 2023.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at June 30, 2023. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at June 30, 2023:

			Classification and accounting
Affiliate name	Location	Interest	method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.[1]	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Ltd.	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

1 Name changed from Asanko Gold Exploration Ghana Ltd. to Galiano Gold Exploration Ghana Ltd. effective March 29, 2023.

(c) Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the new standard on the Company's current period financial statements, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The amendments to IAS 1 will be reflected in the Company's disclosures in its consolidated annual financial statements for the year ended December 31, 2023.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of June 30, 2023 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's and the JV's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.

4. Balances due from/to related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.1 million (originally $6.0 million per annum, but adjusted annually for inflation).

During the three and six months ended June 30, 2023, the Company earned a service fee of $1.4 million and $2.8 million, respectively, as operator of the JV (three and six months ended June 30, 2022 - $1.3 million and $2.6 million, respectively). For the three and six months ended June 30, 2023, the service fee was comprised of a gross service fee of $1.7 million and $3.5 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.7 million (three and six months ended June 30, 2022 - gross service fee of $1.7 million and $3.3 million, respectively, less withholding taxes payable in Ghana of $0.4 million and $0.7 million). As at June 30, 2023, the Company had a receivable due from the JV in respect of the service fee in the amount of $0.5 million, net of withholding taxes (December 31, 2022 - $1.7 million).

As at June 30, 2023, the Company had a payable due to the JV in the amount of $3.1 million relating to reimbursement for third party supplier costs and administrative and exploration services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2022 - $1.4 million). During the three and six months ended June 30, 2023, the JV provided administrative and exploration services on the Company's Asumura property totaling $0.1 million and $0.2 million, respectively (three and six months ended June 30, 2022 - $0.1 million and $0.2 million, respectively).

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued with a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period- end and are classified as a Level 3 financial asset in the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023		December 31, 2022
	Number of shares	$	$
Balance, beginning of period	132,400,000	66,809	72,426
Fair value adjustment for the period	-	4,768	(5,617)
Balance, end of period	132,400,000	71,577	66,809

As at June 30, 2023, the Company re-measured the fair value of the preference shares (using the same methodology applied at December 31, 2022) to $71.6 million and recorded a positive fair value adjustment of $2.4 million and $4.8 million in finance income for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - positive fair value adjustment of $13.2 million).

6. Asanko Gold Mine joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

• the Company and Gold Fields each own a 45% equity interest in Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

• the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Ltd. ("Adansi Ghana"), which owns a number of exploration licenses; and

• the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	54,148	-
Company's share of the JV's net income for the period	20,314	46,517
Impairment reversal on investment in JV	-	7,631
Balance, end of period	74,462	54,148

The Company's share of the JV's net earnings for the three and six months ended June 30, 2023 was $11.0 million and $20.3 million, respectively. For the three and six months ended June 30, 2022, the Company did not recognize its share of the JV's net income as the recoverable amount of the Company's investment in the JV was estimated to be nil as at March 31, 2022 and June 30, 2022.

Operating and financial results of the AGM JV for the three and six months ended June 30, 2023 and 2022

Summarized financial information for the AGM JV, on a 100% basis, is outlined in the tables below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the

Company.

Statement of Income for the three and six months ended June 30, 2023 and 2022

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Note	$	$	$	$
Revenue	(i )	64,066	84,885	129,259	162,417
Production costs	(ii)	(33,319)	(52,261)	(68,261)	(105,486)
Depreciation and depletion		(2,626)	(12,136)	(4,955)	(22,014)
Royalties	(iii)	(3,715)	(4,244)	(6,980)	(8,121)
Income from mine operations		24,406	16,244	49,063	26,796

Exploration and evaluation expenditures		(1,339)	(3,562)	(3,109)	(6,420)
General and administrative expenses		(719)	1,474	(1,445)	(20,407)
Income (loss) from operations		22,348	14,156	44,509	(31)

Finance expense	(x)	289	(850)	(945)	(1,577)
Finance income	(x)	1,058	46	1,997	76
Foreign exchange gain (loss)		683	2,451	(569)	3,697
Net income for the period		24,378	15,803	44,992	2,165

Company's share of net income of the JV for the period		11,007	-	20,314	-

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at June 30, 2023 and December 31, 2022 were as follows:

		June 30, 2023	December 31, 2022
	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xi)	112,914	91,271
Receivables		12,758	2,771
Inventories	(iv)	46,448	54,003
Prepaid expenses and deposits		2,904	2,907
VAT receivable		7,045	6,235
		182,069	157,187
Non-current assets	(v),(vi)	197,625	180,640
Total assets		379,694	337,827

Liabilties
Current liabilities
Accounts payable and accrued liabilities		25,208	30,811
Lease liabilities		544	778
		25,752	31,589
Non-current liabilities
Lease liabilities		-	113
Asset retirement provisions	(vii)	60,973	58,148
		60,973	58,261
Total liabilities		86,725	89,850
Equity	(ix)	292,969	247,977
Total liabilities and equity		379,694	337,827

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The gold sale price will be a spot price selected by Red Kite during a nine-day quotational period following shipment of gold from the mine.

During the six months ended June 30, 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine-day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

During the three and six months ended June 30, 2023, the AGM sold 32,912 and 68,086 ounces of gold, respectively, to Red Kite under the Offtake Agreement (three and six months ended June 30, 2022 - 46,236 and 88,165 gold ounces, respectively). As of June 30, 2023, the AGM has delivered 1,535,191 ounces to Red Kite under the Offtake Agreement.

Included in revenue of the AGM is $0.1 million and $0.2 million relating to by-product silver sales for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - $0.2 million and $0.3 million, respectively).

(ii) Production costs

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
		$2023	2023	2023
Raw materials and consumables	(13,952)	(14,637)	(28,767)	(27,772)
Salaries and employee benefits	(5,286)	(7,159)	(10,727)	(17,322)
Contractors	(6,769)	(14,732)	(15,374)	(42,435)
Change in stockpile, gold-in-process and gold dore inventories	(1,825)	(10,823)	(4,335)	(7,564)
Insurance, government fees, permits and other	(5,487)	(4,910)	(9,058)	(10,393)
Total production costs	(33,319)	(52,261)	(68,261)	(105,486)

During the three months ended June 30, 2023, the AGM recognized a $0.4 million downward net realizable value adjustment on its stockpile inventory, of which $0.3 million was recorded against production costs and $0.1 million was recorded against depreciation expense (three months ended June 30, 2022 - $3.8 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $2.8 million was credited against production costs and $1.0 million was credited against depreciation expense).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

During the six months ended June 30, 2023, the AGM recognized a $0.3 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $0.2 million was credited against production costs and $0.1 million was credited against depreciation expense (six months ended June 30, 2022 - $10.5 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $7.3 million was credited against production costs and $3.2 million was credited against depreciation expense).

(iii) Royalties

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The JV has presented the 1% GSL as royalties expense in the Statement of Operations.

(iv) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Gold dore on hand	2,331	3,592
Gold-in-process	962	937
Ore stockpiles	19,630	23,802
Materials and spare parts	23,525	25,672
Total inventories	46,448	54,003

During the three months ended June 30, 2023, the JV reclassified $2.6 million of insurance and capital spares to mineral properties, plant and equipment (three and six months ended June 30, 2022 - nil for both periods).

(v) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits a reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is $5.0 million as of June 30, 2023 (December 31, 2022 - $5.0 million). Additionally, bank guarantees of $11.8 million were provided to the EPA, 50% of which is provided by the Company (see note 9). The AGM is in the process of updating its reclamation bond for the Obotan deposit, which is expected to conclude in the third quarter of 2023.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three and six months ended June 30, 2023, the AGM capitalized $8.9 million and $16.4 million, respectively, in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three and six months ended June 30, 2022 - additions of $3.5 million and $5.9 million, respectively).

The AGM will not incur any deferred stripping costs until mining operations resume.

2022 impairment reversal on MPP&E

On February 22, 2023, the Company reported the results of an independent feasibility study for the AGM, which included the reinstatement of the AGM's mineral reserves effective December 31, 2022, and an updated National Instrument 43-101 Technical Report was filed on March 28, 2023. The Company considered the positive results received from metallurgical test work carried out at Esaase in 2022 and the reinstatement of mineral reserves at the AGM as of December 31, 2022 to be indicators that the impairment recorded by the JV during the year ended December 31, 2021 may have decreased or no longer exists. As a result, during the year ended December 31, 2022, the JV recognized a $63.2 million impairment reversal on MPP&E based on an estimate of the recoverable amount of the AGM.

(vii) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	58,148	81,028
Accretion expens e	1,117	2,527
Change in estimate	1,872	(25,331)
Reclamation undertaken during the period	(164)	(76)
Total asset retirement provisions, end of period	60,973	58,148

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at June 30, 2023, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 3.9% (December 31, 2022 - 3.9%). The change in estimate during the period was primarily due to an increase in the disturbed area of the tailings storage facility.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(viii) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $2.0 million has been recorded as of June 30, 2023 (December 31, 2022 - $2.0 million), as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

(ix) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	264,880	264,880
Distributions to partners during the period	-	-
Balance, end of period	264,880	264,880

(x) Finance expense and income

The following is a summary of finance expense incurred by the AGM JV during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Unrealized gains on gold	1,030	-	504	-
hedging instruments

Accretion charges on ass et retirement	(606)	(586)	(1,117)	(1,072)
provis ions (note vii)

Commitment and standby fees on RCF (note xii)	(57)	(133)	(113)	(246)
Withholding taxes	(47)	-	(127)	-
Interes t on lease liabilities	(5)	(67)	(12)	(170)
Other	(26)	(64)	(80)	(89)
Total finance expense	289	(850)	(945)	(1,577)

For the three and six months ended June 30, 2023, finance income of $1.1 million and $2.0 million, respectively, related primarily to interest earned on cash balances and short-term investments (three and six months ended June 30, 2022 – $46 and $76 of finance income, related primarily to interest earned on cash balances).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(xi) Summary of cash flows

The cash flows of the AGM, on a 100% basis, were as follows for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Cash provided by (used in):
Operating activities	17,979	34,344	36,922	38,269
Investing activities	(7,750)	(3,407)	(14,359)	(5,863)
Financing activities	(168)	(5,706)	(596)	(10,643)
Impact of foreign exchange on cash and cash	103	(246)	(324)	(691)
equivalents

Increase in cash and cash equivalents during	10,164	24,985	21,643	21,072
the period
Cash and cash equivalents, beginning of period	102,750	45,298	91,271	49,211
Cash and cash equivalents, end of period	112,914	70,283	112,914	70,283

(xii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank. During the year ended December 31, 2022, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at June 30, 2023, the balance drawn under the RCF was nil (December 31, 2022 - nil).

During the three and six months ended June 30, 2023, the AGM recognized facility maintenance fees associated with the RCF of $57 and $113, respectively (three and six months ended June 30, 2022 - $0.1 million and $0.2 million, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

7. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus has a term of 25 months from the filing date. As of June 30, 2023, no securities were issued under the Prospectus.

8. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof. As at June 30, 2023, all units awarded have been cash-settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units awarded as cash settled units will not be considered in computing the limits of the share unit plan.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash- settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted typically vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, December 31, 2021	11,680,170	1.61
Granted	4,790,000	0.66
Cancelled/Expired/Forfeited	(7,973,000)	1.65
Balance, December 31, 2022	8,497,170	1.04
Granted	4,574,000	0.85
Expired	(54,168)	1.07
Balance, June 30, 2023	13,017,002	0.97

During the three and six months ended June 30, 2023, the Company recognized $0.3 million and $0.5 million of share-based compensation expense, respectively, relating to stock options (three and six months ended June 30, 2022 - credit to share- based compensation expense of $0.5 million and $0.3 million, respectively).

(b) Restricted Share Units

RSUs granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.

The following table is a reconciliation of the movement in the number of RSUs outstanding for the six months ended June 30,

2023 and year ended December 31, 2022:

	Number of RSUs
	June 30, 2023	December 31, 2022
Balance, beginning of period	534,508	1,184,594
Granted	366,200	299,900
Settled in cash	(279,069)	(599,107)
Cancelled/Forfeited	-	(350,879)
Balance, end of period	621,639	534,508

The following table is a reconciliation of the movement in the RSU liability for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	169	575
Awards vested and change in fair value during the period,	101	(95)
net of cancelled/forfeited awards

Settled in cash during the period	(169)	(311)
Total RSU liability, end of period	101	169
Less: current portion of RSU liability	(81)	(143)
Total non-current RSU liability, end of period	20	26

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units

PSUs vest in either 1/2 or 1/3 increments every twelve months following the grant date for a total vesting period of two or three years and also contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the six months ended June 30,

2023 and year ended December 31, 2022:

	Number of PSUs
	June 30, 2023	December 31, 2022
Balance, beginning of period	1,739,401	571,000
Granted	1,287,200	1,588,900
Settled in cash	(908,429)	(88,167)
Added due to performance condition	563,857	-
Cancelled/Forfeited	(180,547)	(332,332)
Balance, end of period	2,501,482	1,739,401

The following table is a reconciliation of the movement in the PSU liability for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	503	87
Awards vested and change in fair value during the period,	488	462
net of cancelled/forfeited awards

Settled in cash during the period	(583)	(46)
Total PSU liability, end of period	408	503
Less: current portion of PSU liability	(355)	(334)
Total non-current PSU liability, end of period	53	169

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the six months ended June 30,

2023 and year ended December 31, 2022:

	Number of DSUs
	June 30, 2023	December 31, 2022
Balance, beginning of period	3,132,000	844,200
Granted	1,942,400	2,287,800
Settled in cash	(588,975)	-
Cancelled/Forfeited	(145,250)	-
Balance, end of period	4,340,175	3,132,000

The following table is a reconciliation of the movement in the DSU liability for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	1,664	608
Awards vested and change in fair value during the period	1,243	1,056
Settled in cash during the period	(370)	-
Total DSU liability, end of period	2,537	1,664

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board. The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the phantom share unit liability for the six months ended June 30, 2023 and year ended December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	381	277
Awards vested and change in fair value during the period	141	104
Total phantom share unit liability, end of period	522	381

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

9. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV,

as at June 30, 2023 and December 31, 2022:

			Over	June 30,	December 31,
	Within 1 year	1 - 5 years	5 years	2023	2022
Accounts payable, accrued liabilities and	4,272	-	-	4,272	3,173
payable due to related party

Long-term incentive plan (cash-settled awards)	3,494	73	-	3,567	2,716
Corporate office leases	134	158	-	292	348
Total	7,900	231	-	8,131	6,237

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million (December 31, 2022 - parent company guarantee of $5.9 million).

Contingencies

Due to the nature of its business, the Company and/or the JV may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or JV's financial condition or future results of operations.

10. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three and six months ended June 30, 2023 and 2022. General and administrative expenses for the periods presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Wages, benefits and consulting	(1,453)	(1,355)	(2,944)	(3,719)
Office, rent and administration	(316)	(304)	(630)	(603)
Professional and legal	(156)	(231)	(309)	(380)
Share-based compensation	(893)	188	(2,490)	370
Travel, marketing, investor relations and regulatory	(294)	(265)	(553)	(350)
Depreciation	(36)	(37)	(72)	(74)
Total G&A expense	(3,148)	(2,004)	(6,998)	(4,756)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

11. Exploration and evaluation ("E&E") expenditures

The following is a summary of E&E expenses incurred by the Company during the three and six months ended June 30, 2023 and 2022. E&E expenses incurred relate to work performed on the Company's wholly owned Asumura and Mali properties.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Contractors and consulting	(93)	(30)	(218)	(72)
Drilling and assays	(273)	(4)	(1,486)	(29)
Field supplies and camp costs	(14)	(56)	(27)	(78)
Crop compensation, community and permitting	(91)	35	(143)	(9)
Other	(1)	-	(11)	(4)
Total E&E expense	(472)	(55)	(1,885)	(192)

12. Finance income

The following is a summary of finance income earned during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Fair value adjustment on redeemable	2,425	13,214	4,768	13,214
preference shares (note 5)

Interest income	708	123	1,381	166
Total finance income	3,133	13,337	6,149	13,380

13. Income per share

For the three and six months ended June 30, 2023 and 2022, the calculation of basic and diluted income per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income for the period	11,961	12,566	20,454	11,029
Number of shares
Weighted average number of ordinary	224,943,453	224,943,453	224,943,453	224,943,453
shares - basic

Effect of dilutive share options	349,015	-	25,228	-
Weighted average number of ordinary shares - diluted	225,292,468	224,943,453	224,968,681	224,943,453

For the three and six months ended June 30, 2023, excluded from the calculation of diluted weighted average shares were 8,675,002 and 12,707,002 stock options, respectively, that were determined to be anti-dilutive. For the three and six months ended June 30, 2022, there were no dilutive securities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

14. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Receivables and receivable due from related party	-	3,597	1,243	2,191
Prepaid expenses and deposits	313	266	325	516
Accounts payable, accrued liabilities and payable	(431)	(390)	(47)	(702)
due to related party

Change in non-cash working capital	(118)	3,473	1,521	2,005

15. Segmented information Geographic Information

As at June 30, 2023, the Company has only one reportable operating segment being the corporate function with its head office in Canada. Total assets in West Africa include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

June 30, 2023	Canada	West Africa	Total
	$	$	$
Current assets	56,412	16	56,428
Property, plant and equipment and right-of-use assets	295	-	295
Other non-current assets	-	146,039	146,039
Total assets	56,707	146,055	202,762
Current liabilities	4,592	3,294	7,886
Non-current liabilities	214	-	214
Total liabilities	4,806	3,294	8,100

December 31, 2022	Canada	West Africa	Total
	$	$	$
Current assets	58,568	37	58,605
Property, plant and equipment and right-of-use assets	332	-	332
Other non-current assets	-	120,957	120,957
Total assets	58,900	120,994	179,894
Current liabilities	4,363	1,441	5,804
Non-current liabilities	399	-	399
Total liabilities	4,762	1,441	6,203

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended June 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	11,007	11,007
Service fee earned as operators of joint venture	1,418	-	1,418
General and administrative expenses	(3,107)	(41)	(3,148)
Exploration and evaluation expenditures	-	(472)	(472)
(Loss) income from operations and joint venture	(1,689)	10,494	8,805
Finance income	708	2,425	3,133
Finance expense	(6)	-	(6)
Foreign exchange gain	29	-	29
Net (loss) income and comprehensive (loss) income for the period	(958)	12,919	11,961

For the three months ended June 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	1,307	-	1,307
General and administrative expenses	(1,987)	(17)	(2,004)
Exploration and evaluation expenditures	-	(55)	(55)
Loss from operations and joint venture	(680)	(72)	(752)
Finance income	123	13,214	13,337
Finance expense	(7)	-	(7)
Foreign exchange loss	(10)	(2)	(12)
Net (loss) income and comprehensive (loss) income for the period	(574)	13,140	12,566

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

For the six months ended June 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	20,314	20,314
Service fee earned as operators of joint venture	2,836	-	2,836
General and administrative expenses	(6,913)	(85)	(6,998)
Exploration and evaluation expenditures	-	(1,885)	(1,885)
(Loss) income from operations and joint venture	(4,077)	18,344	14,267
Finance income	1,381	4,768	6,149
Finance expense	(12)	-	(12)
Foreign exchange gain (loss)	52	(2)	50
Net (loss) income and comprehensive (loss) income for the period	(2,656)	23,110	20,454

For the six months ended June 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	2,614	-	2,614
General and administrative expenses	(4,722)	(34)	(4,756)
Exploration and evaluation expenditures	-	(192)	(192)
Loss from operations and joint venture	(2,108)	(226)	(2,334)

Finance income	166	13,214	13,380
Finance expense	(16)	-	(16)
Foreign exchange gain (loss)	1	(2)	(1)
Net (loss) income and comprehensive (loss) income for the period	(1,957)	12,986	11,029